					Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Expressed in thousands of U.S. Dollars, except ratios)	Six Months Ended June 30, 2011	Year End December 31, 2010	Year End December 31, 2009	Year End December 31, 2008	Year End December 31, 2007	Year End December 31, 2006
Earnings:
Pre-tax income (loss) before income (loss) from equity investees	$20,921	$305,891	$256,236	$(174,086)	$302,827	$217,988
Fixed charges	20,267	30,556	23,260	37,462	43,562	14,503

Total (Loss) Earnings	$(654)	$336,447	$279,496	$(136,624)	$346,389	$232,491

Fixed Charges:
Interest and amortization on indebtedness	$19,114	28,467	21,453	36,143	42,702	13,832
Rental expense at 33.3% (1)	1,153	2,089	1,807	1,319	860	671

Total Fixed Charges	$20,267	$30,556	$23,260	$37,462	$43,562	$14,503

Ratio of Earnings to Fixed Charges	(0.03)	11.0	12.0	(3.7)	8.0	16.0

Deficiency	$(20,921)	N/A	N/A	$(174,086)	N/A	N/A

(1)	33.3% represents a reasonable approximation of the interest factor